UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)


                          Energy XXI (Bermuda) Limited
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G10009101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. G10009101                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,258,523
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,258,523
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,258,523
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. G10009101                    13G                     Page 3 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,258,523
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,258,523
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,258,523
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. G10009101                    13G                     Page 4 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Windmill Master Fund L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,229,514
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,229,514
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,229,514
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is filed with respect to the common stock, par value $0.001 per share (the "Common Stock") of Energy XXI (Bermuda) Limited, a corporation organized under the laws of Bermuda (the "Company"), to amend the Schedule 13G filed on March 26, 2007 (the "Schedule 13G"), in accordance with the annual amendment requirements and to report beneficial ownership of less than 5% of the total outstanding Common Stock by the Reporting Persons and update ownership information not previously reported through filings on Schedule 13G. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 2(b):     Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

     Item No. 2(b) of the Schedule 13G is hereby amended and restated as follows:

     The address of the principal business offices of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019. The address of the principal business offices of Windmill is P.O. Box 896 GT, Suite 3307 Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands, British West Indies.

Item 4:        Ownership:
------         ---------

     Item No. 4 of the Schedule 13G is hereby amended and restated as follows:

I. The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 1, is as follows:

  A. Duquesne Capital
     ----------------

     (a) Amount beneficially owned: 1,258,523
     (b) Percent of class: 0.9%. The percentages used in this Section I of Item 4 are calculated based upon a total of 145,289,125 shares of Common Stock issued and outstanding as of October 29, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 1,258,523
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 1,258,523

  B. Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 1,258,523
     (b) Percent of class: 0.9%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 1,258,523
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 1,258,523

  C. Windmill
     --------

     (a) Amount beneficially owned: 1,229,514
     (b) Percent of class: 0.8%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 1,229,514
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 1,229,514

II. The beneficial ownership of Common Stock by the Reporting Persons, as of December 31, 2007, was as follows:

  A. Duquesne Capital
     ----------------

     (a) Amount beneficially owned: 15,459,850 shares of Common Stock, consisting of 7,499,850 shares of Common Stock held by the Funds and 7,960,000 shares of Common Stock issuable upon exercise of the Warrants held by the Funds.
     (b) Percent of class: 16.7%. The percentages used in this Subsection A and Subsection B of Section II of Item 4 are calculated based upon a total of 92,471,906 shares of Common Stock issued and outstanding which is the sum of (i) 84,511,906 shares of Common Stock issued and outstanding as of January 31, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, and (ii) 7,960,000 shares of Common Stock that would be issued to the Funds on exercise of all Warrants held by them collectively.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 15,459,850
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 15,459,850

  B. Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 15,459,850 shares of Common Stock, consisting of 7,499,850 shares of Common Stock held by the Funds and 7,960,000 shares of Common Stock issuable upon exercise of the Warrants held by the Funds.
     (b) Percent of class: 16.7%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 15,459,850
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 15,459,850

  C. Windmill
     --------

     (a) Amount beneficially owned: 15,048,801 shares of Common Stock, consisting of 7,299,901 shares of Common Stock held by it and 7,748,900 shares of Common Stock issuable upon exercise of Warrants held by it.
     (b) Percent of class: 16.3%. The percentage used in this Subsection C of
Section II of Item 4 is calculated based upon a total of 92,260,806 shares of Common Stock issued and outstanding which is the sum of (i) 84,511,906 shares of Common Stock issued and outstanding as of January 31, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, and (ii) 7,748,900 shares of Common Stock that would be issued to Windmill on exercise of all Warrants held by it.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 15,048,801
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 15,048,801

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 10:       Certification:
-------        -------------

     Each Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2009


                              DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                              By:  /s/ Gerald Kerner
                                   ---------------------------------------------
                                   Name:   Gerald Kerner
                                   Title:  Managing Director


                              STANLEY F. DRUCKENMILLER


                              By:  /s/ Gerald Kerner
                                   ---------------------------------------------
                                   Name:   Gerald Kerner
                                   Title:  Attorney-in-Fact


                              WINDMILL MASTER FUND L.P.

                              By: Duquesne Capital Management, L.L.C., its investment manager


                              By:  /s/ Gerald Kerner
                                   ---------------------------------------------
                                   Name:   Gerald Kerner
                                   Title:  Managing Director



               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                  WITH RESPECT TO ENERGY XXI (BERMUDA) LIMITED]